Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of OCTOBER 2024	Commission File Number 1-11854
NATUZZI S.p.A.
(Translation of registrant’s name into English)
Via Iazzitiello 47 70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F □

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes □ No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

1

SECOND QUARTER 2024 HIGHLIGHTS

▪
2Q 2024 OVERALL INVOICED SALES AMOUNTED TO €84.4 MILLION, UP 1% FROM €83.5 MILLION IN 2Q 2023.
▪
2Q 2024 BRANDED SALES WERE €76.4 MILLION, UP 2.5% COMPARED TO 2Q 2023 AND UP 7.3% COMPARED TO 2Q 2019. WE COMPLETED OUR TRANSITION TO A BRANDED RETAIL GROUP: 2Q 2024 BRANDED SALES ARE 93.2% OF TOTAL SALES, FROM 91.9% IN 2Q 2023 AND 80.6% IN 2Q 2019.
▪
2Q 2024 DOS SALES WERE €20.0 MILLION, UP 6.2% FROM 2Q 2023. IN THE US, DOS SALES GREW 32.8% FROM 2Q 2023 AND 12.9% FROM STRONG 2Q 2022, CONFIRMING OUR COMMITMENT TO US RETAIL GROWTH, CHIEFLY FOR NATUZZI ITALIA.
▪
2Q 2024 GROSS MARGIN WAS 38.1%, COMPARED TO 36.4% IN 2Q 2023, 31.4% IN 2Q 2022, AND 27.9% IN THE PRE-COVID 2Q 2019. 2Q 2024 GROSS MARGIN IS THE HIGHEST SINCE 2010 WHEN THE COMPANY BENEFITED FROM A HIGHER OPERATING LEVERAGE. EXCLUDING A €1.0 MILLION ACCRUAL FOR WORKFORCE REDUCTIONS, 2Q 2024 GROSS MARGIN WOULD HAVE BEEN 39.3%.
▪
2Q 2024 OPERATING LOSS OF (€0.4) MILLION, COMPARED TO BREAK-EVEN IN 2Q 2023 AND A LOSS OF (€7.8) MILLION IN THE PRE-COVID 2Q 2019. IF WE EXCLUDE €1.2 MILLION OF SEVERANCE-RELATED COSTS, 2Q 2024 WOULD REPORT €0.8 MILLION OF OPERATING PROFIT.
▪
2Q 2024 NET FINANCE COSTS OF (€2.0) MILLION, COMPARED TO NET FINANCE COSTS OF (€0.8) MILLION IN 2Q 2023, AS A CONSEQUENCE OF HIGH INTEREST RATES.
▪
DURING 2Q 2024, WE INVESTED €2.1 MILLION IN CAPEX, PRIMARILY FOR THE DOS LOCATED IN THE US AND TO UPGRADE OUR ITALIAN FACTORIES.
▪
WE CONTINUE EXECUTING OUR STAFF RESTRUCTURING PROGRAM TO INCREASE COMPETITIVENESS. DURING 2Q 2024, 168 PERSONS EXITED OUR GROUP. THESE EXITS ARE PARTIALLY OFFSET BY HIRES IN STRATEGIC AREAS SUCH AS RETAIL, MARKETING AND MERCHANDISING. SINCE 2021, 860 PERSONS EXITED OUR GROUP, LEADING TO ~20% HEADCOUNT REDUCTION. AS A RESULT, REVENUE PER EMPLOYEE INCREASED BY 30%, EVEN IN A CONTEXT OF DECLINING REVENUES.
▪
AS OF JUNE 30, 2024, WE HELD €28.2 MILLION IN CASH, FROM €33.6 MILLION AS OF DECEMBER 31, 2023.
▪
AS PART OF OUR STRATEGIC PROCESS TO DIVEST NON-CORE ASSETS IN SUPPORT OF OUR LONG-TERM GOALS, NAMELY RETAIL EXPANSION AND RESTRUCTURING, WE APPROVED THE SALE OF A BUILDING IN HIGH POINT, NORTH CAROLINA, FOR $12.1 MILLION. TRANSACTION TERMS FURTHER DETAILED BELOW.

2024 Second Quarter and First Half Results 1

***

Santeramo in Colle (BA), October 22, 2024 – Natuzzi S.p.A. (NYSE: NTZ) (“we”, “Natuzzi” or the “Company” and, together with its subsidiaries, the “Group”), one of the most renowned brands in the production and distribution of design and luxury furniture, today reported its unaudited financial information for the second quarter and first half ended June 30, 2024.

Pasquale Natuzzi, Chairman of the Group, commented: “The market we operate in remains challenging, as confirmed by industry data on our sector and more broadly on the consumer industry globally.

Our leadership team and the whole organization are working very diligently to protect our marginality and reduce the impact of these challenging market conditions on our business.

We remain focused and committed to pursuing our strategic direction, with a strong emphasis on further strengthening our brand, merchandising, marketing retail capabilities and operations.

The journey from being a manufacturer to becoming a globally recognized and respected brand, which I began around 20 years ago, is well underway. I am proud of how far we have come and excited about the results that lie ahead. I am confident that we will overcome this challenging market phase and achieve the success that our clients, partners, employees, and shareholders deserve.”

Antonio Achille, CEO of the Group, commented: “The second quarter closed above 2023, in a context where not only our sector but also most of the durable and consumer goods sectors are facing prolonged and challenging market conditions. While we remain fully convinced that our brands and retail deserve—and will achieve—higher sales, we see these results as a testament to our Company’s resilience and the strength of its Brand-Retail strategy.

In my experience, during challenging market conditions, only brands anchored in genuine values—like Natuzzi—can endure and position themselves to fully realize their potential when more favorable conditions return.

In line with the Company’s long-term plans, we remain focused on the following priorities:

1)
Improve the quality of our distribution to accelerate our Retail – Brand journey.
a)
Retail. The Group is making significant progress in its transformation into a retail-branded company. The retail channel (comprising both DOS and franchise stores) continues to expand. In 2024 we opened 32 new stores of which 5 Natuzzi Italia and 27 Natuzzi Editions. Today retail stores (DOS and FOS) contribute for 68% of total sales, compared to 64% a year ago, 50% in 2Q 2021 and 45% in 2Q 2019.

2024 Second Quarter and First Half Results 2

Our DOS sales increased by +6.2% versus 2Q 2023, with the U.S.-based DOS showing a significant growth of 32.8%. This strong performance in the US is also supported by the DOS opened in 2023.

As part of the Group’s strategy to strengthen and expand Natuzzi Italia’s retail presence in the U.S., a new Natuzzi Italia store opened in September 2024, in Denver—the first Natuzzi store in Colorado. Located on 1st Avenue in downtown Denver, this store is strategically positioned alongside other prominent furniture retailers such as Roche Bobois, RH, Boffi&DePadova, West Elm, Crate&Barrel, and Room & Board, and directly across from the renowned Cherry Creek Shopping Center, home to world-class luxury brands. With this addition, the Natuzzi Italia retail network in North America now comprises 18 directly operated stores (DOS) and 4 franchised stores, including one in Montreal, Canada.

We are also placing significant focus on retail development in China. During my last visit in August, we inaugurated our Hangzhou store, which replicates our Milan flagship and serves as the model for future retail expansion globally. Following the presentation, several dealers committed to opening new stores or renewing existing ones based on this updated store concept. This new retail format features the Design Studio, a dedicated space for architects and interior designers, showcasing our latest innovations and equipped with a state-of-the-art software configurator for personalized, comprehensive living solutions. The Hangzhou store in its 9 first weeks of operations is generating sales which are double the average of remaining Chinese DOS.

As of June 30, 2024, Natuzzi collections are sold globally in 681 stores, of which 53 DOS managed directly by the Group, 18 DOS managed by our JV in China, 3 DOS in partnership in the US and 607 franchised stores.

b)
Re-imagined Gallery. Natuzzi has innovated its wholesale branded shop-in-shop gallery, to align with modern retail needs. Leveraging Natuzzi's global brand recognition, we introduced the new 'Reimagined Gallery Concept', centered around a specific 'Consumer Engagement Plan' that uses digital and print channels to drive awareness and sales. The new 'display system' enhances consumer engagement through immersive room sets, while being free-standing and installation-free to

2024 Second Quarter and First Half Results 3

reduce setup costs. The updated merchandising guidelines also feature 'total look' room sets for improving commercial performance. Currently, Natuzzi branded products are available at approximately 600 galleries globally. Since launching the Reimagined Gallery Concept, we've upgraded 55 Galleries, opened 43 new ones, and plan to add 25 more by year-end, and are also supporting re-entry into key European markets like Germany and France.

2)
Foster new market opportunities: Trade and Contract. We are accelerating our efforts in the Trade & Contract business, which offers significant growth potential by allowing us to capitalize on opportunities with designers and real estate developers with our strong brand and design expertise. We are pleased to announce that we have recently secured 3 major contracts with real estate developers—2 in the Middle East and 1 in Central America—under confidentiality agreements. These contracts include exterior and interior design services for luxury resorts and residences as well as the supply of furniture. These exciting projects are set to begin in the coming months, and we will provide more details in due time. To accelerate the growth of our trade and contract business, we have established a dedicated business unit. This business unit will leverage Natuzzi’s assets and expertise while maintaining distinct growth and profitability targets.

3)
Expand margins. Gross margin continued to improve also in 2Q 2024. 2Q 2024 gross margin was 38.1%, compared to 36.4% reported one year ago and 27.9% in the pre-pandemic 2Q 2019. Notably, if we exclude the severance-related cost to reduce workforce in China, Romania and Italy, 2Q 2024 gross margin would have been equal to 39.3%. This result underscores our improving quality of sales in terms of product, brand and channel mix as well the efforts to enhance industrial efficiency hence, resulting in a lower break-even point. These gross margin numbers become even more valuable when we consider the low level of saturation in our factories, particularly those in Italy, whose size is a legacy of Natuzzi's previous commercial model.

4)
Execute our restructuring program. We remain focused on reducing fixed costs and improving our operating model, across our factories and offices, both in Italy and abroad. During the 2Q 2024, 168 persons exited our Group, partially offset by hires in strategic areas such as retail, advertising and merchandising. These reductions primarily involved factory workers in Romania, China, and Italy, as well as employees at the Group level. Looking at a longer timeframe, we have achieved so far a total net reduction of 860 positions since 2021, representing a 20% decrease. As a result, we improved the

2024 Second Quarter and First Half Results 4

revenue per employee ratio by approximately 30%, even in the context of lower revenue. As the restructuring continues, we expect our operating model to enable us to extract more value when sales return to historical levels.

5)
Elevate the quality of our leadership team. We are pleased to announce that Nicola Internullo joins the Natuzzi Group as Commercial HR Director, bringing a wealth of expertise from leading global brands. Nicola will play a crucial role in supporting us as we accelerate our transformation into a brand-focused retail group. His deep knowledge of retail operations and human resources, combined with a proven track record in cultural transformation and customer experience, will be instrumental in aligning our commercial and HR strategies to drive growth. With experience at industry leaders such as L’Oréal, Prada, LVMH (Loro Piana), and most recently as VP HR for Burberry Americas, Nicola’s contributions will help us unlock new opportunities as we shape the next chapter of our organization’s journey.

6)
Divest non-strategic resources to accelerate our restructuring program and retail expansion. In line with our strategy to divest non-strategic assets, which was announced in November 2021, the Company has approved the sale of the building located in High Point, North Carolina, to its majority shareholder for $12.1 million. Since announcing its decision to dispose of this asset, the Company has been in the process of identifying potential buyers, including by engaging leading brokers for this purpose. The Company’s majority shareholder has expressed their interest in acquiring the building as part of its investment strategy, also reflecting a personal legacy associated with this iconic property.

The transaction has been reviewed by the Company’s Related Party Transactions Committee to ensure compliance with the Company’s related party transaction policy. The Company’s Related Party Transactions Committee has determined that the sale price offered by the Company’s majority shareholder represents fair value, based on an independent valuation and prior indications of interest received from third parties. The transaction is expected to close by the end of 2024.

The Company plans to use the net proceeds from the sale to fund restructuring initiatives and expand its DOS network, with a particular focus on the U.S. market.

The market remains challenging, delaying the full-scale benefits of our retail expansion and restructuring: we remain focused on strengthening our brand-retail value proposition while lowering the group’s fixed cost base.”

2024 Second Quarter and First Half Results 5

***

2Q 2024 CONSOLIDATED REVENUE

2Q 2024 consolidated revenue amounted to €84.4 million, compared to €83.5 million in 2Q 2023. Despite the slight increase, 2Q 2024 continued to be affected by the persisting macroeconomic and industry-specific challenges, resulting in a reduced consumers’ spending capacity and postponement of durable purchases.

Excluding “other sales” of €2.4 million, 2Q 2024 invoiced sales from upholstered and other home furnishings products amounted to €82.0 million, compared to €81.1 million in 2Q 2023.

Revenues from upholstered and other home furnishings products are hereafter described according to the main dimensions of the Group’s business:

•
A: Branded/Unbranded Business
•
B: Key Markets
•
C: Distribution
A.
Branded/Unbranded business

The Group operates in the branded business (with Natuzzi Italia, Natuzzi Editions and Divani&Divani by Natuzzi) and unbranded business, the latter with collections dedicated to large-scale distribution.

A1. Branded business. Within the branded business, Natuzzi is pursuing a dual-brand strategy:

i)
Natuzzi Italia, our luxury furniture brand, offers products entirely designed and manufactured in Italy and targets an affluent and more sophisticated global consumer with a highly inspirational collection that is largely the same across all our global stores to best represent our Brand. Natuzzi Italia products are almost exclusively sold in mono-brand stores (directly operated or franchises).
ii)
Natuzzi Editions, our contemporary collection, offers products entirely designed in Italy and produced in different plants strategically located to best serve individual markets (mainly China, Romania and Brazil). Natuzzi Editions products are distributed in Italy under the brand Divani&Divani by Natuzzi, which is manufactured in Italy to shorten the lead time to serve the Italian market where the brand is distributed. The store merchandising of

2024 Second Quarter and First Half Results 6

Natuzzi Editions, starting from a common collection, is tailored to best fit the opportunities of each market. The Natuzzi Editions products are sold primarily through galleries and selected mono-brand franchise stores.

In 2Q 2024, Natuzzi’s branded invoiced sales amounted to €76.4 million, compared to €74.5 million in 2Q 2023.

The following is the contribution of each Brand to 2Q 2024 invoiced sales:

─
Natuzzi Italia invoiced sales amounted to €32.6 million, compared to €31.0 million in 2Q 2023.
─
Natuzzi Editions invoiced sales (including invoiced sales from Divani&Divani by Natuzzi) amounted to €43.8 million, compared to €43.5 million in 2Q 2023.

A2. Unbranded business. Invoiced sales from our unbranded business amounted to €5.6 million in 2Q 2024, compared to €6.6 million in 2Q 2023. The Company’s strategy is to focus on selected large accounts and serve them with a more efficient go-to-market model.

B.
Key Markets

Below is a breakdown of 2Q 2024 upholstery and home-furnishings invoiced sales compared to 2Q 2023, according to the following geographic areas.

	2Q 2024	2Q 2023	Delta €	Delta %
North America	28.5	24.7	3.8	15.5%
Greater China	6.4	6.6	(0.2)	(3.1%)
West & South Europe	24.6	26.7	(2.1)	(7.9%)
Emerging Markets	10.2	11.3	(1.1)	(9.9%)
Rest of the World*	12.3	11.8	0.5	4.6%
Total	82.0	81.1	0.9	1.1%

Figures in €/million, except percentage.

*Include South and Central America, Rest of APAC.

In North America the quarterly increase in sales is almost entirely attributable to the retail component of the business, led in particular by our DOS in the USA, whereas large distributors still struggle to place new orders, as they continue to be focused on reducing their stock.

In Greater China, the furniture industry and real estate markets continue to encounter significant challenges. Enhanced coordination efforts within our joint venture have been instrumental in reducing the inventory of Natuzzi Italia products accumulated during 2022. Concurrently, the JV is realigning the organization’s scale and capabilities to better reflect recent business trends.

2024 Second Quarter and First Half Results 7

The performance in West & South Europe reflects a generalized difficult macroeconomic condition, especially for some European mature markets, as well as the loss of disposable income by consumers as a result of prior different quarters of high interest rates and inflation.

The emerging markets, and in particular East Europe and the Middle East, are still curbed by the worsening of international relations and the associated conflicts.

C.
Distribution

During the first six months 2024, the Group distributed its branded collections in 101 countries, according to the following table.

	Direct Retail	FOS	Total retail stores (June 30, 2024)
North America	21(1)	9	30
West & South Europe	31	101	132
Greater China	18(2)	328	346
Emerging Markets	─	80	80
Rest of the World	4	89	93
Total	74	607	681

(1) Included 3 DOS in the U.S. managed in joint venture with a local partner. As the Natuzzi Group does not exert full control in each of these DOS, we consolidate only the sell-in from such DOS.

(2) All directly operated by our joint venture in China. As the Natuzzi Group owns a 49% stake in the joint venture and does not control it, we consolidate only the sell-in from such DOS.

FOS = Franchise stores managed by independent partners.

The Group also sells its branded products by means of approximately 600 points of sales located in five continents, encompassing mostly shop-in-shop galleries (including 12 Natuzzi Concessions, i.e., store-in-store points of sale directly managed by the Mexican subsidiary of the Group).

In 2Q 2024, the Group's invoiced sales from direct retail, including DOS and concessions operated by the Group, reached €20.0 million, up from €18.9 million in 2Q 2023. This growth was primarily driven by a 32.8% increase in sales from our US-based DOS.

In 2Q 2024, invoiced sales from franchise stores (FOS) amounted to €35.6 million, compared to €33.5 million in 2Q 2023.

We continue executing our strategy to evolve into a Brand/Retailer and improve the quality of our distribution network. The weight of the invoiced sales generated by the retail network (Direct retail and Franchise Operated Stores) on total upholstered and home furnishings business in 2Q 2024 was 67.8% compared to 64.5% in 2Q 2023 and compared to 45.2% in the pre-pandemic 2Q 2019.

2024 Second Quarter and First Half Results 8

The Group also sells its products through the wholesale channel, consisting primarily of Natuzzi-branded galleries in multi-brand stores, as well as mass distributors selling mainly unbranded products. During 2Q 2024, invoiced sales from the wholesale channel amounted to €26.4 million, compared to €28.8 million in 2Q 2023.

We are placing renewed emphasis on the wholesale segment of our business, which remains a strategic channel in several geographies, including the US and Europe. To support this, we are introducing a re-imagined gallery concept, which provides a practical setting for sales associates to engage with clients, narrate the captivating Natuzzi story, showcase our collections, and support sales.

2Q 2024 GROSS MARGIN

During 2Q 2024, we had a gross margin of 38.1%, compared to 36.4% in 2Q 2023, and 27.9% in the pre-pandemic 2Q 2019. Notably the 38.1% gross margin in 2Q 2024 has improved by more than 10 p.p. since 2014 when it was on average equal to 27.5%.

The increase in 2Q 2024 gross margin was primarily driven by improved branded and channel mix, disciplined cost control measures, enhanced efficiency in material consumption during the manufacturing process, effective renegotiation of supplier terms, in addition to a general decline in raw material costs.

In 2Q 2024, labor costs increased by €0.7 million compared to 2Q 2023. This increase includes a €1.0 million of severance-related costs, primarily in Romania, China and Italy, driven by our ongoing efforts to right-size workforce at the Group’s facilities. Net of such severance costs, adjusted gross margin would have been 39.3% in 2Q 2024 compared to adjusted gross margin of 36.7% in 2Q 2023.

We intend to find further sources of efficiency, as the increase in the Group’s gross margin remains among our top priorities.

2Q 2024 OPERATING EXPENSES

During 2Q 2024, operating expenses, which includes selling expenses, administrative expenses, other operating income/expenses, and the impairment of trade receivables, totaled (€32.6) million, or (38.6)% of revenue, compared to (€30.4) million, or (36.4)% of revenue, in 2Q 2023.

In particular, in 2Q 2024, selling expenses were (€23.8) million, representing (28.2%) of revenue, compared to (€22.8) million, or (27.3%) of revenue in 2Q 2023. They were mainly impacted by the rollout of six new DOS opened in 2023. While the productivity of these new

2024 Second Quarter and First Half Results 9

DOS is still ramping up, in 2Q 2024 we recorded €1.9 million of costs related to these new openings, primarily due to labor, depreciation, marketing and other operating activities. Net of the revenue and costs associated to this rollout, in 2Q 2024 consolidated selling expenses would have been equal to (€21.9) million, or (26.8%) of revenue.

The Company remains committed to further reducing selling and administrative expenses for the remaining part of 2024. Strategies include optimizing staff allocation at headquarters and retail levels, renegotiating supplier contracts, as well as refining overall processes and disciplined cost control measures to enhance operating efficiency.

In addition, last year in 2Q 2023 we received €0.2 million as a government contribution for R&D-related expenses, which was not granted in 2Q 2024.

During 2Q 2024, we accrued €0.2 million, the same as in 2Q 2023, to reduce the number of employees in our commercial subsidiaries located in High Point, NC, and Spain.

In addition, within the caption “Other income”, during last year second quarter, we benefitted from €1.2 million of extraordinary income mainly related to refund from customers regarding transportation expenses, due to prior deliveries made in an inflationary environment. In 2Q 2024, the Company did not benefit from such refunds.

2Q 2024 NET FINANCE INCOME/(COSTS)

During 2Q 2024, the Company accounted for (€2.0) million of Net Finance costs, compared to Net Finance costs of (€0.8) million in 2Q 2023. One of the main drivers of the difference between the two quarters relates to the net currency exchange movements, as we reported a net exchange gain of €1.6 million in 2Q 2023, compared to a net exchange gain of €0.2 million in 2Q 2024.

Persisting high interest rates continue to adversely impact our results, principally in terms of high interest expenses of rental contracts as well as third-party financing.

KEY RESULTS: FIRST HALF OF 2024

During the first half of 2024, the Company reported the following results:

─
Total revenue of €168.9 million, a decrease of 0.4% compared to the first half of 2023.
─
We had a gross margin of 37.5%, compared to 36.0% and 29.1% reported in 2023 and 2019 first half, respectively. Excluding (€1.1) million of severance-related costs to reduce workforce at our Chinese, Romanian and Italian factories, 2024 first half gross margin would have been 38.2%.

2024 Second Quarter and First Half Results 10

─
Depreciation and amortization for the period, which include also the depreciation charge of right-of-use assets related to the operating leases and accounted for in the cost of sales, selling and administrative expenses, amounted to €10.5 million, compared to €10.9 million and €11.5 million in the first half of 2023 and 2019, respectively.
─
We had an operating profit of €0.2 million, compared to an operating loss of (€0.9) million in 2023 first half and an operating loss of (€10.8) million in 2019 first half. 2024 operating profit of €0.2 million includes (€1.4) million of non-recurring accruals related to the headcount reduction program, namely a (€0.3) million accounted for in the operating expenses, in addition to the already mentioned (€1.1) million of labor-related accrual accounted for in the cost of sales.
─
Net Finance costs were (€4.2) million, mainly as a result of finance costs of (€5.0) million, due to persisting high interest rates. 2024 Net Finance costs were the same as in first half of 2023 and compare to net finance costs of (€4.6) million in 2019 first half.
─
We had a loss after tax for the period of (€4.1) million, which compares to a loss after tax of (€3.7) million in 2023 first half and to a loss after tax of (€15.2) million for the first half of 2019.

BALANCE SHEET AND CASH FLOW

During the first six months of 2024, (€0.5) million of net cash were used by operating activities as a result of:

─
a loss after tax for the period of (€4.1) million;
─
adjustments for non-monetary items of €13.5 million, of which depreciation and amortization of €10.5 million;
─
(€5.9) million from working capital change, mainly as a result of (€0.4) million from increased inventory level, (€2.4) million from increased receivables and other assets, (€2.8) million for payments connected to the reduction in headcount and (€1.4) million related to change in provisions, partially offset by €1.2 million from increased payables and other liabilities;
─
interest and taxes paid for (€4.0) million.

During the first six months of 2024, (€3.6) million of cash was used in net capital expenditure.

In the same period, (€4.1) million of cash were used by financing activities, as a result of (€2.3) million for repayment of long-term borrowings, (€4.9) million for lease-related payments and (€0.2) million due to a lower utilization of credit facilities under bank overdrafts and short-term

2024 Second Quarter and First Half Results 11

borrowings, partially offset by €3.3 million received in connection with a long-term borrowing granted by an Italian financial institution.

As a result, as of June 30, 2024, cash and cash equivalents decreased to €28.2 million, from €33.6 million as of December 31, 2023, representing a decrease of €5.4 million.

As of June 30, 2024, we had a net financial position before lease liabilities (cash and cash equivalents minus long-term borrowings minus bank overdraft and short-term borrowings minus current portion of long-term borrowings) of (€17.8) million, compared to (€6.6) million as of December 31, 2023, indicating a deterioration of €11.2 million.

*******

CONFERENCE CALL

The Company will host a conference call on Wednesday October 23, 2024, at 11:00 a.m. U.S. Eastern time (5.00 p.m. Italy time, or 4.00 p.m. UK time) to discuss financial information.

To join live the conference call, interested persons will need to either:

i)
dial-in the following number:

Toll/International: + 1-412-717-9633, then passcode 39252103#,

or

ii)
click on the link: https://www.c-meeting.com/web3/join/3PQUFXRW48XTKQ to join via video. Participants also have the option to listen via phone after registering to the link.

*******

2024 Second Quarter and First Half Results 12

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the second quarter of 2024 and 2023 on the basis of IFRS-IAS (expressed in millions Euro, except as otherwise indicated)

	Second quarter ended on		Change	Percentage of revenue
	30-Jun-24	30-Jun-23%		30-Jun-24	30-Jun-23
Revenue	84.4	83.5	1.0%	100.0%	100.0%
Cost of Sales	(52.2)	(53.1)	-1.7%	-61.9%	-63.6%
Gross profit	32.1	30.4	5.7%	38.1%	36.4%
Other income	1.3	2.4		1.5%	2.8%
Selling expenses	(23.8)	(22.8)	4.2%	-28.2%	-27.3%
Administrative expenses	(10.0)	(9.8)	1.6%	-11.8%	-11.8%
Impairment on trade receivables	(0.0)	(0.0)		0.0%	0.0%
Other expenses	(0.0)	(0.1)		0.0%	-0.1%
Operating profit/(loss)	(0.4)	0.0		-0.5%	0.0%
Finance income	0.2	0.2		0.2%	0.3%
Finance costs	(2.4)	(2.7)		-2.8%	-3.2%
Net exchange rate gains/(losses)	0.2	1.6		0.2%	2.0%
Net finance income/(costs)	(2.0)	(0.8)		-2.4%	-1.0%
Share of profit/(loss) of equity-method investees	0.3	0.8		0.3%	1.0%
Profit/(Loss) before tax	(2.2)	0.1		-2.6%	0.1%
Income tax expense/(benefit)	(0.1)	(0.4)		-0.2%	-0.5%
Profit/(Loss) for the period	(2.3)	(0.4)		-2.7%	-0.4%
Profit/(Loss) attributable to:
Owners of the Company	(2.4)	(0.3)
Non-controlling interests	0.1	(0.0)

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statement of profit or loss for the six months of 2024 and 2023 on the basis of IFRS-IAS (expressed in millions Euro, except as otherwise indicated)

	Six months ended on		Change	Percentage of revenue
	30-Jun-24	30-Jun-23%		30-Jun-24	30-Jun-23
Revenue	168.9	169.6	-0.4%	100.0%	100.0%
Cost of Sales	(105.5)	(108.6)	-2.8%	-62.5%	-64.0%
Gross profit	63.3	61.0	3.8%	37.5%	36.0%
Other income	2.5	3.6		1.5%	2.1%
Selling expenses	(47.0)	(46.6)	0.8%	-27.8%	-27.5%
Administrative expenses	(18.5)	(18.7)	-1.2%	-10.9%	-11.0%
Impairment on trade receivables	(0.0)	(0.1)		0.0%	0.0%
Other expenses	(0.1)	(0.1)		-0.1%	-0.1%
Operating profit/(loss)	0.2	(0.9)		0.1%	-0.5%
Finance income	0.4	0.3		0.2%	0.2%
Finance costs	(5.0)	(4.8)		-2.9%	-2.8%
Net exchange rate gains/(losses)	0.4	0.2		0.2%	0.1%
Net finance income/(costs)	(4.2)	(4.2)		-2.5%	-2.5%
Share of profit/(loss) of equity-method investees	0.1	2.0		0.1%	1.2%
Profit/(Loss) before tax	(3.9)	(3.1)		-2.3%	-1.9%
Income tax expense	(0.2)	(0.5)		-0.1%	-0.3%
Profit/(Loss) for the period	(4.1)	(3.7)		-2.4%	-2.2%
Profit/(Loss) attributable to:
Owners of the Company	(4.1)	(3.6)
Non-controlling interests	0.0	(0.1)

2024 Second Quarter and First Half Results 13

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of financial position (condensed) on the basis of IFRS-IAS (Expressed in millions of Euro)

	30-Jun-24	31-Dec-23

ASSETS
Non-current assets	190.2	188.6
Current assets	146.6	149.7
TOTAL ASSETS	336.9	338.3

EQUITY AND LIABILITIES
Equity attributable to Owners of the Company	64.5	68.9
Non-controlling interests	4.6	4.3
Non-current liabilities	111.3	110.4
Current liabilities	156.5	154.7
TOTAL EQUITY AND LIABILITIES	336.9	338.3

Natuzzi S.p.A. and Subsidiaries
Unaudited consolidated statements of cash flows (condensed)
(Expressed in millions of Euro)	30-Jun-24	31-Dec-23

Net cash provided by (used in) operating activities	(0.5)	3.2

Net cash provided by (used in) investing activities	(3.6)	(7.9)

Net cash provided by (used in) financing activities	(4.1)	(15.7)

Increase (decrease) in cash and cash equivalents	(8.2)	(20.4)

Cash and cash equivalents, beginning of the year	31.6	52.7

Effect of movements in exchange rates on cash held	0.4	(0.8)

Cash and cash equivalents, end of the period	23.8	31.6

For the purpose of the statements of cash flow, cash and cash equivalents comprise the following:
(Expressed in millions of Euro)	30-Jun-24	31-Dec-23
Cash and cash equivalents in the statement of financial position	28.2	33.6
Bank overdrafts repayable on demand	(4.5)	(2.0)
Cash and cash equivalents in the statement of cash flows	23.8	31.6

2024 Second Quarter and First Half Results 14

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements included in this press release constitute forward-looking statements within the meaning of the safe harbor provisions of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. These statements may be expressed in a variety of ways, including the use of future or present tense language. Words such as “estimate,” “forecast,” “project,” “anticipate,” “likely,” “target,” “expect,” “intend,” “continue,” “seek,” “believe,” “plan,” “goal,” “could,” “should,” “would,” “may,” “might,” “will,” “strategy,” “synergies,” “opportunities,” “trends,” “ambition,” “objective,” “aim,” “future,” “potentially,” “outlook” and words of similar meaning may signify forward-looking statements. These statements involve inherent risks and uncertainties, as well as other factors that may be beyond our control. The Company cautions readers that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to: effects on the Group from competition with other furniture producers, material changes in consumer demand or preferences, significant economic developments in the Group’s primary markets, the Group’s execution of its reorganization plans for its manufacturing facilities, significant changes in labor, material and other costs affecting the construction of new plants, significant changes in the costs of principal raw materials and in energy costs, significant exchange rate movements or changes in the Group’s legal and regulatory environment, including developments related to the Italian Government’s investment incentive or similar programs, the duration, severity and geographic spread of any public health outbreaks (including the spread of new variants of COVID-19), consumer demand, our supply chain and the Company’s financial condition, business operations and liquidity, the geopolitical tensions and market uncertainties resulting from the ongoing armed conflict between Russia and Ukraine and the Israel-Hamas war and the inflationary environment and increases in interest rates. The Company cautions readers that the foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and events. Additional information about potential factors that could affect the Company’s business and financial results is included in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s most recent Annual Report on Form 20-F. The Company undertakes no obligation to update any of the forward-looking statements after the date of this press release.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. is one of the most renowned brands in the production and distribution of design and luxury furniture. As of June 30, 2024, Natuzzi distributes its collections worldwide through a global retail network of 681 monobrand stores and approximately 600 wholesale points of sale, including shop-in-shop galleries and various distribution profiles. Natuzzi products embed the finest spirit of Italian design and the unique craftmanship details of the “Made in Italy”, where a predominant part of its production takes place. Natuzzi has been listed on the New York Stock Exchange since May 13, 1993. Committed to social responsibility and environmental sustainability, Natuzzi S.p.A. is ISO 9001 and 14001 certified (Quality and Environment), ISO 45001 certified (Safety on the Workplace) and FSC® Chain of Custody, CoC (FSC-C131540).

For information:

Natuzzi Investor Relations

Piero Direnzo | tel. +39 080-8820-812 | pdirenzo@natuzzi.com

Natuzzi Corporate Communication

Giancarlo Renna (Communication Manager) | tel. +39. 342.3412261 | grenna@natuzzi.com

Barbara Colapinto | tel. +39 331 6654275 | bcolapinto@natuzzi.com

2024 Second Quarter and First Half Results 15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.
(Registrant)

Date:	OCTOBER 22, 2024	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi

1